Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: August 3, 2023

On August 3, 2023, Diversified Healthcare Trust issued the following press release.

FOR IMMEDIATE RELEASE

Diversified Healthcare Trust Releases Investor Presentation
Highlighting Benefits of Pending Merger with Office Properties Income Trust

NEWTON, MA – August 3, 2023 – Diversified Healthcare Trust (Nasdaq: DHC) yesterday released a presentation outlining the reasons shareholders should vote to approve its pending merger with Office Properties Income Trust (Nasdaq: OPI) ahead of its Special Meeting of Shareholders, scheduled for Wednesday, August 30, 2023. The presentation has been filed with the U.S. Securities and Exchange Commission and is available at www.dhcreit.com/mergerofdhcandopi.

Highlights of the presentation include:

•	The compelling value and upside potential for DHC shareholders: The transaction consideration represents a 37% premium to DHC’s share price on April 10, 2023, the day prior to the merger announcement, and a 20% premium to DHC’s 30-day average closing share price as of that date. DHC shareholders will also benefit from OPI’s annual dividend of $0.147 per share, a 267% increase over DHC’s current dividend[i]. Following the closing of the transaction, DHC shareholders will own 42% of the combined company, enabling them to participate in the considerable upside of a REIT with a diversified, high-quality portfolio, lower leverage and enhanced access to capital to invest in growth initiatives to drive shareholder returns.

•	The significant downside risk for DHC and shareholders if the merger is not completed: DHC is currently restricted from issuing or refinancing any debt because DHC is currently not in compliance with its debt incurrence covenants. As such, DHC cannot access debt markets in time to address its $700 million in debt maturities coming due within the next 12 months. If the merger is not approved, DHC will likely have to take actions detrimental to DHC and dilutive to its shareholders. By contrast, a merger with OPI is expected to immediately address DHC’s covenant compliance and pending debt maturities.

•	A Special Committee of the DHC Board conducted a robust process in consultation with independent advisors and unanimously determined the OPI merger is the best strategic alternative for DHC shareholders: In addition to the DHC Board’s consideration of a significant number of alternatives to address DHC’s financial position over the past two years, a special committee of independent directors of the DHC Board evaluated potential strategic alternatives that may be available to DHC, in addition to the OPI combination. The DHC Special Committee met 25 times over five months to review these alternatives and a potential OPI transaction and ultimately negotiated a price nearly double OPI’s initial offer. The pending transaction is structured to maximize the benefit to DHC shareholders whereas the other alternatives would be value destructive and would not effectively address DHC’s covenant compliance issues.

i After giving effect to the exchange ratio of 0.147; OPI dividend per common share is $0.25 per quarter ($1.00 per annum).

•	Investors campaigning against the merger are primarily debtholders whose economic interests do not align with those of DHC shareholders: Flat Footed’s and D.E. Shaw’s debt investments in DHC securities are 4.7x and 3.0x larger than their DHC equity positions, respectivelyii. The solutions these investors have proposed have already been considered and rejected by the DHC Board. No other alternative would provide shareholders with the upside offered by the OPI merger. Some conflicted debtholders, such as Flat Footed and D.E. Shaw, stand to benefit if the merger is not consummated, as DHC would then need to restructure its debt and bondholders would have considerable leverage to extract concessions from DHC that would negatively impact the value of DHC common stock.

Advisors

BofA Securities is acting as exclusive financial advisor to the DHC special committee and Sullivan & Cromwell LLP is acting as legal advisor to the DHC special committee in this transaction.

ii Ratio reflects principal amount of debt owned by each respective entity as of July 19, 2023, compared to their equity holdings based upon cost basis disclosed in each entity’s most recent Schedule 13D filings.

The DHC Board of Trustees Unanimously Recommends that DHC Shareholders Vote
“FOR” the DHC Merger Proposal and “FOR” the DHC Adjournment Proposal.

Vote the “WHITE” proxy card today!

✓   Vote “FOR” the OPI – DHC Merger on the “WHITE” proxy card.

Discard any gold proxy card you may receive (or any voting form with gold border).

If shareholders have questions or require assistance voting their shares on the “WHITE” proxy card,

please contact DHC’s proxy solicitor:

D.F. King & Co., Inc.

(800) 431-9633 (Toll-Free)

(212) 269-5550 (Call Collect)

DHC@dfking.com

About Diversified Healthcare Trust

DHC is a real estate investment trust focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of June 30, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with approximately $36 billion in assets under management as of June 30, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. To learn more about DHC, visit www.dhcreit.com.

Warning Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever DHC uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors. For example: (a) OPI and DHC have entered into a definitive merger agreement and the proposed merger is expected to close in the third quarter of 2023. However, the closing of the proposed merger is subject to the satisfaction or waiver of closing conditions, including DHC shareholder approval and the financing or any consents or approvals required or contemplated in connection with the proposed merger, some of which are beyond DHC’s control, and DHC cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the proposed merger may not close on the contemplated terms or at all or it may be delayed; (b) OPI may not be able to recast its existing revolving credit facility on favorable terms as expected in connection with the proposed merger; (c) DHC shareholders are expected to benefit from an annual distribution of $1.00 per share of the combined company. However, the Board of Trustees of the combined company will consider many factors when setting distribution rates, and thus future distribution rates may be increased or decreased and DHC cannot be sure as to the rate at which future distributions will be paid; (d) the transactions contemplated by the merger agreement and the terms thereof were evaluated, negotiated and recommended to DHC’s Board of Trustees by a special committee of DHC’s Board of Trustees, comprised solely of DHC’s disinterested, independent trustees, and were separately approved by DHC’s independent trustees and by DHC’s Board of Trustees, and BofA Securities acted as exclusive financial advisor to DHC. Despite this process, DHC could be subject to claims challenging the proposed merger or other transactions or DHC’s entry into the merger agreement and related agreements because of the multiple relationships among DHC, OPI and The RMR Group LLC (“RMR”), the manager of DHC and OPI, and their related persons and entities or other reasons, and defending even meritless claims could be expensive and distracting to DHC management; and (e) this press release contains statements regarding the expectations for the proposed merger and the combined company which may imply that the combined company will achieve its expected strategic and financial goals and DHC shareholders will benefit from the growth potential of the combined company. However, the combined company will be subject to various risks, including: the risk that the combined businesses will not be integrated successfully or that the integration will be more costly or more time-consuming and complex than anticipated; the risk that cost savings and synergies anticipated to be realized by the proposed merger may not be fully realized or may take longer to realize than expected; risks associated with the impact, timing or terms of the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed merger; the risk of shareholder litigation in connection with the proposed merger, including resulting expense or delay; risks related to future opportunities, plans and strategy for the combined company, including the uncertainty of expected future financial performance, expected access to cash flows and capital, timing of accretion, distribution rates and results of the combined company following completion of the proposed merger and the challenges facing the industries in which each company currently operates and the combined company will, following the closing of the transaction, operate; risks related to the market value of the OPI common shares to be issued in the proposed merger; the expected qualification of the proposed merger as a tax-free “reorganization” for U.S. federal income tax purposes; the risk that the financing or any consents or approvals required or contemplated in connection with the proposed merger will not be received or obtained within the expected timeframe, on the expected terms or at all; the risk that the combined company will not be in compliance with its debt covenants; risks associated with expected financing transactions undertaken in connection with the proposed merger and risks associated with indebtedness incurred in connection with the proposed merger, including the potential inability to access, or reduced access to, the capital markets or other capital resources or increased cost of borrowings, including as a result of a credit rating downgrade; risks associated with the level of capital expenditures of each company and the combined company following the proposed merger, including possible changes in the amount or timing of capital expenditures; and risks associated with the impact of general economic, political and market factors on the combined company. As a result, the combined company may not achieve the long-term growth and value creation for shareholders as expected.

These risks, as well as other risks associated with the proposed transaction between DHC and OPI, are more fully discussed under “Risk Factors” in the definitive proxy statement filed by DHC with the Securities and Exchange Commission (the “SEC”) on July 21, 2023. The information contained in DHC's periodic reports filed with the SEC, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC's actual results to differ materially from those stated in or implied by DHC's forward-looking statements. DHC's filings with the SEC are available on the SEC's website at www.sec.gov and are also accessible on DHC’s website at the following link: SEC Filings. The documents provided in this section are provided for historical purposes only. The information contained in each document is accurate only as of the date each document was originally issued or such earlier date stated in those documents. DHC does not undertake any obligation to update any information contained in these documents. For current information about DHC, please refer to DHC’s most recent public SEC Filings.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

This press release may be deemed to be solicitation material in respect of the proposed merger between DHC and OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE PROPOSED MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234.

In addition to the registration statement and the joint proxy statement/prospectus, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and RMR and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the proposed merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is also included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above.

A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the Nasdaq.
No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

Investor Contacts:

Melissa McCarthy, Manager, Investor Relations
(617) 796-8234

Tom Germinario
D.F. King & Co., Inc.
(212) 493-6922

Media Contact:

Andrew Siegel / Michael Reilly
Joele Frank
212-355-4449